Cooper Industries plc

Unit F10, Maynooth Business Campus

Maynooth, Ireland

April 20, 2012

VIA EDGAR CORRESPONDENCE FILE

Mr. Larry Spirgel – Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Cooper Industries plc (“Cooper”)

Form 10-K for the fiscal year ended December 31, 2011

Filed February 21, 2012

Definitive Proxy Materials on Schedule 14A

Filed March 13, 2012

File no. 001-31330

Dear Mr. Spirgel:

We are writing in response to the Staff’s comment letter dated March 23, 2012 with respect to the above-referenced file. We responded earlier on April 4, 2012 indicating we would provide our response by April 20, 2012. We will comply with your comments in future filings as explained in our responses below.

Form 10-K for the fiscal year ended December 31, 2011

Note 13. Industry Segments and Geographical Information, Geographic Information, page F-24

As noted in our periodic filings with the Commission, Cooper is a multinational entity with operations throughout the world. In the United States, these operations are conducted by wholly-owned subsidiaries. Outside the United States our operations are conducted by wholly-owned subsidiaries and jointly-owned companies. We maintain our administrative headquarters within Cooper US, Inc., a U.S. based wholly-owned subsidiary that is also the issuer of our publicly registered debt securities. We provide condensed consolidating financial information in a note to our financial statements in accordance with S-X 3-10 (refer to Note 21 in our 2011 financial statements). The principal operating subsidiaries referenced in Note 21 that fully and unconditionally guarantee, on a joint and several basis, these registered debt securities are U.S. based wholly-owned subsidiaries that constitute a substantial portion of our U.S. operations. We have also used cash generated by certain of our non-U.S. operations to provide intercompany loans to assist in financing investments made by our U.S. based operations.

Registered Office: Unit F10, Maynooth Business Campus, Maynooth, Ireland

Registered in Ireland with limited liability. Registered number 471594

Directors (all USA citizens): K.S. Hachigian, S.G. Butler, I.J. Evans, L.A. Hill, L.D. Kingsley, J.J. Postl, D.F. Smith,

G.B. Smith, and M.S. Thompson

Mr. Larry Spirgel

United States Securities and Exchange Commission

April 20, 2012

In addition to the above, we have a 50% equity investment in Apex Tool Group, LLC that is held by a U.S. based wholly-owned subsidiary. As disclosed in Notes 3 and 6 in our 2011 financial statements and elsewhere in our 2011 Form 10-K, this investment was finalized on July 6, 2010 with the contribution of our Tools business assets and liabilities to the Joint Venture. Beginning with the third quarter of 2010, we recognize our 50% share of the Joint Venture’s operating results using the equity method.

As a result of the items described above relating to our U.S. operating activities, which are disclosed in our 2011 Form 10-K, our combined U.S. operations have lower income from continuing operations relative to the reported revenues generated by such operations.

As we continue to strive to provide transparent presentation and disclosure of the information in our financial statements, we will enhance the disclosures in our future filings to more clearly state that our U.S. operations have historically had and are anticipated to continue to have lower income from continuing operations relative to their reported revenues. In addition, we will clarify in the introductory paragraph of the note that includes the condensed consolidating financial information presented in accordance with S-X 3-10 that our principal operating subsidiaries providing the guarantees are U.S. based entities. We believe the enhanced disclosures that we expect to provide in our future filings are appropriate and responsive to the Staff’s comment. We will consider the relevant facts and circumstances when determining the appropriate disclosures in our future filings with the Commission.

Note 15. Income Taxes, page F-29

In December 2008, Cooper Hungary Group Financing LLC (Cooper Hungary) entered into an intercompany transaction whereby it exchanged its shares in its U.S. subsidiary (Cooper US, Inc.) for shares in another related U.S. subsidiary (BZ Holdings, Inc.). Cooper Hungary’s interest in Cooper US, Inc. did not qualify for the Hungarian participation exemption, making any transfer of Cooper Hungary’s interest in Cooper US, Inc. a taxable transaction for Hungarian tax purposes. Since the Hungarian tax rules treat share transfers as fair value exchanges and Cooper Hungary’s interest in Cooper US, Inc. did not qualify for the Hungarian participation exemption, the intercompany transfer resulted in a deductible loss for Hungarian tax purposes. Due to the nature of this deductible loss, the loss had to be formally approved by the Hungarian tax authority in order to be carried forward indefinitely. Such approval occurred in September 2009 as previously disclosed in our financial statements.

Mr. Larry Spirgel

United States Securities and Exchange Commission

April 20, 2012

As previously disclosed in our financial statements, we recognized a corresponding valuation allowance for this net operating loss carryforward asset because we believed at the time of issuance of the financial statements that it was more likely than not that this deferred tax asset would not be realized. In making this assessment, we considered the existence of sufficient taxable income available under the applicable tax law in accordance with ASC 740. On initial recognition of the net operating loss carryforward upon Hungarian tax authority approval in 2009, we estimated that Cooper Hungary would have no significant amount of Hungarian taxable income and that Cooper had no intentions to implement tax-planning strategies to generate significant future Hungarian taxable income. As such, we concluded that it was more likely than not that this net operating loss carryforward would not be realized and accordingly, recognized a full valuation allowance at such time. While our final Hungarian taxable income in 2009 resulted in utilization of less than $1 million of this net operating loss carryforward, Cooper Hungary did not utilize any of this NOL in 2010 and we do not expect to utilize any upon finalization of Cooper Hungary’s 2011 tax return. We review and assess the valuation allowance related to this net operating loss carryforward as we prepare our financial statements based on the current facts and circumstances applicable to our Hungarian tax position. We continue to believe that Cooper Hungary will have no significant amount of taxable income and affirm that Cooper has no intentions at this time to implement tax-planning strategies to generate significant future Hungarian taxable income. As such, we continue to believe a full valuation allowance for this net operating loss carryforward is appropriate.

We will consider the current facts and circumstances when determining the appropriate valuation allowance for this net operating loss carryforward and related disclosures in our future filings with the Commission.

Definitive Proxy Materials on Schedule 14A

Steps Taken in Response to Most Recent Say-on-Pay Vote Results, page 19

In future filings when applicable based on the facts and circumstances; we will provide an appropriate explanation of how and why say-on-pay voting results motivated management to take action.

In connection with responding to the Staff’s comment, we acknowledge that:

•	Cooper is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Cooper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel

United States Securities and Exchange Commission

April 20, 2012

If you have any further questions or require additional information concerning our response, please feel free to contact me at (713) 209-8478.

Sincerely,

/s/ David A. Barta

David A. Barta

Senior Vice President and Chief Financial Officer

cc:	Kirk S. Hachigian
Rick L. Johnson